                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 4)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------
                          NIELSEN MEDIA RESEARCH, INC.
                            (Name of Subject Company)

                             NINER ACQUISITION, INC.
                                  VNU USA, INC.
                                    VNU N.V.
                                    (Bidders)

                               ------------------
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               ------------------
                                    653929307
                      (CUSIP Number of Class of Securities)

                               ------------------
                                   JAMES ROSS
                               VICE PRESIDENT AND
                                 GENERAL COUNSEL
                                  VNU USA, INC.
                                  1515 BROADWAY
                               NEW YORK, NY 10036
                            TELEPHONE: (212) 536-6700
                            FACSIMILE: (212) 536-5243
           (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             STEPHEN F. ARCANO, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 735-3000
                            FACSIMILE: (212) 735-2000

                                OCTOBER 14, 1999
      (Date of Event Which Requires Filing of Statement on Schedule 14D-1)

         ----------------------------------   ----------------------------------
                Transaction Value*                  Amount of Filing Fee**
         ----------------------------------   ----------------------------------
                 $2,655,938,245                           $531,188
         ----------------------------------   ----------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 70,355,980 shares of common stock, $0.01 par value per share, including the associated share purchase rights (the "Shares"), of Nielsen Media Research, Inc. at a price of $37.75 per Share in cash, without interest. Such amount reflects the purchase of 57,688,294 Shares outstanding and 12,667,686 Shares issuable pursuant to the exercise of outstanding options.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $531,188
Form or Registration No.:  Schedule 14D-1
Filing Part:  Niner Acquisition, Inc., VNU USA, Inc. and VNU N.V.
Date Filed:  August 20, 1999

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CUSIP No. 653929307
-------------------

--------- ----------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                     Niner Acquisition, Inc. - 13-4073792
--------- ----------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                                  (b)  / /

--------- ----------------------------------------------------------------------
    3       SEC USE ONLY

--------- ----------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
--------- ----------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   / /
             PURSUANT TO ITEM 2(e) OR 2(f)

--------- ----------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORIGIN

                     Delaware
--------- ----------------------------------------------------------------------
    7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     0
--------- ----------------------------------------------------------------------
    8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES      / /
            CERTAIN SHARES

--------- ----------------------------------------------------------------------
    9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     0.0%
--------- ----------------------------------------------------------------------
    10      TYPE OF REPORTING PERSON

                     CO
--------- ----------------------------------------------------------------------

-------------------
CUSIP No. 653929307
-------------------

--------- ----------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                     VNU USA, Inc. - 22-2145575
--------- ----------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                                (b)  / /

--------- ----------------------------------------------------------------------
    3       SEC USE ONLY

--------- ----------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
--------- ----------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  / /
             PURSUANT TO ITEM 2(e) OR 2(f)

--------- ----------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORIGIN

                     New York
--------- ----------------------------------------------------------------------
    7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     0
--------- ----------------------------------------------------------------------
    8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES     / /
            CERTAIN SHARES

--------- ----------------------------------------------------------------------
    9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     0.0%
--------- ----------------------------------------------------------------------
    10      TYPE OF REPORTING PERSON

                     CO
--------- ----------------------------------------------------------------------

-------------------
CUSIP No. 653929307
-------------------

--------- ----------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                     VNU N.V. - N/A
--------- ----------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                                 (b)  / /

--------- ----------------------------------------------------------------------
    3       SEC USE ONLY

--------- ----------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     BK
--------- ----------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   / /
             PURSUANT TO ITEM 2(e) OR 2(f)

--------- ----------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORIGIN

                     The Netherlands
--------- ----------------------------------------------------------------------
    7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     0
--------- ----------------------------------------------------------------------
    8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES      / /
            CERTAIN SHARES

--------- ----------------------------------------------------------------------
    9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     0.0%
--------- ----------------------------------------------------------------------
    10      TYPE OF REPORTING PERSON

                     CO
--------- ----------------------------------------------------------------------

                                  TENDER OFFER

         This Amendment No. 4 to Tender Offer Statement on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on August 20, 1999 (the "Schedule 14D-1") by Niner Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of VNU USA, Inc., a New York corporation ("Parent") and indirect wholly owned subsidiary of VNU N.V., a company organized under the laws of the Netherlands ("VNU"). The Schedule 14D-1 relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Nielsen Media Research, Inc., a Delaware corporation (the "Company"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 15, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $37.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 10.    ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by VNU on October 14, 1999, a copy of which is filed as Exhibit (a)(11) to the Schedule 14D- 1.

ITEM 11.    MATERIALS TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following at the end thereof:

         (a)(11)           Press Release of VNU dated October 14, 1999.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated: October 14, 1999

                                          NINER ACQUISITION, INC.


                                          By: /s/ THOMAS A. MASTRELLI
                                              ----------------------------------
                                              Name:  Thomas A. Mastrelli
                                              Title:  President


                                          VNU USA, INC.


                                          By: /s/ THOMAS A. MASTRELLI
                                              ----------------------------------
                                              Name:  Thomas A. Mastrelli
                                              Title: Chief Operating Officer


                                          VNU N.V.


                                          By: /s/ FRANS CREMERS
                                              ----------------------------------
                                              Name:  Frans Cremers
                                              Title: Member of Executive Board